SEC
Mail Processing
Section

16003622

FEB 25 2016

Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65422

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMD Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Tri-State International, Suite B
(No. and Street)

Lincolnshire (City) IL (State) 60069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robin Armour (847) 317-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hochfelder & Weber, P.C.
(Name – *if individual, state last, first, middle name*)

525 W. Monroe, Suite 910 (Address) Chicago (City) IL (State) 60661 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robin Armour, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMD Capital, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

OFFICIAL SEAL
SALLY PETTERSON
Notary Public - State of Illinois
My Commission Expires Jun 18, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOCHFELDER & WEBER, P.C.
Certified Public Accountants & Consultants
525 West Monroe • Suite 910 • Chicago, IL 60661-3629
Telephone: 312/715-0101 • Facsimile: 312/715-1512

CPA
The CPA. Never Underestimate The Value.SM

Florian J. Kordas, CPA
Robert D. Olson, CPA
Jacen R. Maleck, CPA

Andrew J. Schwarz, CPA
Ronald J. Degner Jr., CPA

Theodore I. Weber, CPA
1989-2010
Allen R. Hochfelder, CPA
1957-2007
Ernest J. Hochfelder, CPA
1933-1984

"SERVING OUR CLIENTS SINCE 1933"

February 23, 2016

Members of AMD Capital, LLC
Lincolnshire, IL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying financial statements of AMD Capital, LLC (an Illinois partnership), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended. AMD Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of AMD Capital, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of AMD Capital, LLC's financial statements. The supplemental information is the responsibility of AMD Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hochfelder & Weber, P.C.

HOCHFELDER & WEBER, P.C.
Certified Public Accountants
Chicago, Illinois

Members of American Institute of Certified Public Accountants and Illinois CPA Society

AMD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
DECEMBER 31, 2015

PUBLIC

AMD CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

CURRENT ASSETS		
Cash	$	48,058
Accounts Receivable	$	-
Prepaid Expenses	$	-
Total Current Assets	$	48,058
PROPERTY AND EQUIPMENT		
Office Equipment	$	78,595
Less: Accumulated Depreciation	$	(73,725)
Net Property and Equipment	$	4,870
OTHER ASSETS		
Deposits	$	3,738
TOTAL ASSETS	$	56,666

LIABILITIES AND MEMBERS EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	34,785
Accrued Expenses	$	1,951
Total Current Liabilities	$	36,736
MEMBERS EQUITY	$	19,930
TOTAL LIABILITIES AND MEMBERS EQUITY	$	56,666

The accompanying notes are an integral part of these statements.

AMD Capital, LLC
Notes to Financial Statements
December 31, 2015

1. **Nature of Business**
   AMD Capital, LLC (The Company) is in the business of capital raising advisory services. The Company was formed March 1, 2002 and will continue operations perpetually unless terminated in accordance with the operating agreement.

2. **Summary of Significant Accounting Policies**

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting.

Revenue Recognition
AMD Capital, LLC provides asset management distribution services to a diversified base of Client Firms or money managers. AMD Capital, LLC will not have "customers" in the traditional sense. The Company will solicit interest in and market its Client Firms' investment products and services to investors for whom the products and services are suitable. In the event an investor places assets under management with the Client Firm or otherwise purchases a product or service from a Client Firm, the Company will receive a commission. Commissions are only earned by the Company once the Client Firm has collected revenue from investors introduced by the Company. Thus, revenue is recognized once the Company received notice from Client Firms that revenue has been collected from the investors.

Cash and equivalents
For the purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Property and Equipment
Property and Equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $3,885 for the year ended December 31, 2015.

AMD Capital, LLC
Notes to Financial Statements
December 31, 2015

Income Taxes
The Company has elected to be taxed as a partnership under the Internal Revenue Coe. Under those provisions, the Company does not pay federal income taxes, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income taxes in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to the U.S. federal income tax examinations by tax authorities for years before 2012.

Accounts Receivable
The Company uses the specific identification method to determine uncollectable accounts receivable. At December 31, 2015 the Company considers all accounts receivable to be collectable.

3. **Commitments**
The Company leases office space in Lincolnshire, Illinois under a non-cancelable operating lease, which expires July 31, 2018. Rent expense, including operating expenses and real estate taxes was $18,360 for the year ended December 31, 2015.

The Company also leases office space in Chicago Illinois form a related party on a month-to-month basis. Total rent expense was $6,000 for the year ended December 31, 2015.

The future minimum lease payments required under the lease are as follows:

Year Ending December 31	Amount
2016	$12,334
2017	$12,739
2018	$ 7,569
Total	$32,642

AMD Capital, LLC
Notes to Financial Statements
December 31, 2015

4. **Net Capital Requirements**
   The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

   Net Capital and Aggregate Indebtedness changes daily but at December 31, 2015, the Company has adjusted Net Capital and Net Capital requirements of $11,322 and $5000, respectively.

5. **Major Customers**
   At December 31, 2015, there were no significant accounts receivable concentrations. During 2015, two clients accounted for 44% and 25% of total revenue, respectively. No other client accounted for more than 10% of 2015 revenue.

6. **Concentration of Credit Risk**
   The Company maintains cash balances at a Chicago financial institution. The account is insured by the Federal Deposit Insurance Corporation. At December 31, 2015, the entire balance was insured.

7. **Retirement Plans**
   During 2006, the Company formed two retirement plans, a cash balance profit sharing plan and a 401(k) plan. Contributions to the cash balance profit sharing plan are based on the annual earnings of the Company's members and employees, subject to maximum earnings amount determined by the Internal Revenue Code. Company contributions to the cash balance plan were $365,700 for 2015. Contributions to the 401(k) plan include participant deferrals and a discretionary company contribution. There was no discretionary contribution for 2015.

8. **Subsequent Events**
   The Company did not have any subsequent events through February 23, 2016, which was the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2015.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2472*********************MIXED AADC 220
065422 FINRA DEC
AMD CAPITAL LLC
100 TRI STATE INTL STE 138
LINCOLNSHIRE IL 60069-4404

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) 18,675.00
   B. Less payment made with SIPC-6 filed (exclude interest) (9968 —)
   7-15-15
   Date Paid
   C. Less prior overpayment applied (118 —)
   D. Assessment balance due or (overpayment) ____
   E. Interest computed on late payment (see instruction E) for____days at 20% per annum ____
   F. Total assessment balance and interest due (or overpayment carried forward) $ 8589 —
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 8589 —
   H. Overpayment carried forward $(____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AMD Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principal
(Title)

Dated the 11 day of Jan, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

1